

Mail Stop 3720

August 6, 2008

Yuval Cohen
Chairman and Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek
Rosh Ha'ayin 48091
Israel

> **RE: Fortissimo Acquisition Corp.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2008**
> **File No. 0-52166**

Dear Mr. Cohen:

We have reviewed your amended filing and response letter, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement Amendment No. 3

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 21

Audited Consolidated and Combined Financial Statements – Psyop, Inc. and Affiliates

1.   We note your response to prior comment seven. We note your statement that there were no material errors that were found pertaining to any prior periods. Tell us the procedures that were applied and your assessment of materiality in ascertaining that a restatement of prior periods was not required.

*   *   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Brian Margolis, Esq.
       Wilmer Hale
       Via Facsimile: 212.230.8888